UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

This Form 6-K of the Registrant is incorporated by reference into the registrant’s Registration Statements on Form S-8 (Registration No. 333-214817 and 333-220015) and on Form F-3 (Registration No. 333-219614 and 333-212432).

On September 7, 2017, Cellect Biotechnology Ltd. (the “Company”) entered into Securities Purchase Agreements (the “Purchase Agreements”) with certain accredited investors providing for the issuance of an aggregate of 531,136 American Depositary Shares (the “ADSs”) in a registered direct offering at a purchase price of $8.10 per ADS for aggregate gross proceeds of approximately $4.3 million. The offering is expected to close on or about September 11, 2017, subject to the satisfaction of customary closing conditions.

In addition, under the Purchase Agreements, the investors will receive unregistered warrants to purchase an aggregate of 265,568 ADSs. The warrants may be exercised immediately for a period of twelve months from the date of issuance at an exercise price of $12.07 per ADS, subject to adjustment as set forth therein. The warrants may be exercised on a cashless basis if there is no effective registration statement registering the ADSs underlying the warrants.

The Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

The Company also entered into a letter agreement (the “Placement Agent Agreement”) with H.C. Wainwright & Co., LLC (the “Placement Agent”), dated September 6, 2017, pursuant to which the Placement Agent agreed to serve as the placement agent for the Company in connection with the offering. The Company agreed to pay the Placement Agent a cash placement fee equal to 7% of the aggregate purchase price for the ADSs placed by the placement agent, plus a non-accountable expense allowance of $15,000 and up to $30,000 for certain expenses.  The Placement Agent will also receive compensation warrants on substantially the same terms as the investors in the offering, except the exercise price shall be $10.125 per ADS, in an amount equal to 5% of the aggregate number of ADSs sold in the offering that are placed by the placement agent.

The ADSs to be issued in the registered direct offering will be issued pursuant to a prospectus supplement dated as of September 7, 2017 which will be filed with the Securities and Exchange Commission (the “SEC”), in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-219614) (the “Registration Statement”), which became effective on August 17, 2017, and the base prospectus dated as of August 17, 2017 contained in such Registration Statement. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ADSs or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The warrants and the ADSs underlying the warrants are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D and/or Regulation S promulgated thereunder. The investors have represented that they are accredited investors, as that term is defined in Regulation D and have acquired the warrants and the ADSs underlying the warrants as principals for their own account and have no arrangements or understandings for any distribution thereof. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The warrants and the ADSs underlying the warrants have not been registered under the Securities Act of 1933 or applicable state securities laws. Accordingly, the warrants and underlying ADSs may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

The foregoing summaries of the terms of the Purchase Agreements and warrants are subject to, and qualified in their entirety by such documents attached hereto as Exhibits 10.1 and 10.2 respectively, and are incorporated herein by reference. The Purchase Agreements contain representations and warranties that the parties made to, and solely for the benefit of, the others, except as expressly set forth in the Purchase Agreements, in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties. The provisions of such documents, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreements, or as expressly set forth in the Purchase Agreements, and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

A copy of the opinion of Doron Tikotzky Kantor Gutman Cederboum & Co. relating to the legality of the issuance and sale of the ordinary shares underlying the ADSs is attached as Exhibit 5.1 hereto.

Warning Concerning Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the Offering is expected to close on or about September 11, 2017. In fact, the closing of the Offering is subject to various conditions and contingencies as are customary in securities purchase agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this Offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report.

Exhibit Index

Exhibit No.	Description

5.1	Opinion of Doron Tikotzky Kantor Gutman Cederboum & Co.

10.1	Form of Securities Purchase Agreement

10.2	Form of Warrant

23.1	Consent of Doron Tikotzky Kantor Gutman Cederboum & Co. (contained in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellect Biotechnology Ltd.

Date: September 8, 2017	By:	/s/ Eyal Leibovitz
Name: Eyal Leibovitz
Title: Chief Financial Officer

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